UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 15, 2014

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 14, 2014, Pacific Drilling S.A. (the “Company”) entered into Amendment No. 3 to its Senior Secured Credit Facility Agreement (“SSCF Amendment No. 3”), which amended the Senior Secured Credit Facility Agreement dated as of February 19, 2013, among the Company, certain of its subsidiaries, DNB Bank ASA (as agent) and the other parties thereto, as amended and restated as of September 13, 2013 and as further amended by Amendment No.2 dated as of March 27, 2014. SSCF Amendment No. 3 included: (i) extension of the availability period for advances for a period after the delivery of the Pacific Meltem; (ii) removal of certain conditions precedent to facilitate funding at delivery; (iii) clarifying language as the conditions upon which funds are released to the shipbuilder; and (iv) certain related clarifying and conforming changes provided therein.

The description of SSCF Amendment No. 3 contained in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of such amendment, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: August 15, 2014	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Amendment No. 3 to Senior Secured Credit Facility Agreement